UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Pioneer Municipal High Income Opportunities Fund, Inc.

Address of principal business office:

60 State Street

Boston, Massachusetts 02109

Telephone number (including area code):

(617) 742-7825

Name and address of agent for service of process:

Terrence J. Cullen

Amundi Asset Management US, Inc.

60 State Street

Boston, Massachusetts 02109

copies to:

Roger P. Joseph, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the directors, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 26th day of May 2021.

PIONEER MUNICIPAL HIGH INCOME OPPORTUNITIES FUND, INC.

By:	/s/ Lisa M. Jones
Lisa M. Jones
President

ATTEST:

/s/ Christopher J. Kelley
Christopher J. Kelley
Associate General Counsel
Amundi Asset Management US, Inc.